FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-10635

                                           STICKER SUPPLEMENT TO SUPPLEMENT NO.8
                                           DATED  FEBRUARY 13, 1998;  SUPPLEMENT
                                           NO.8 DATED FEBRUARY 13, 1998 IS TO BE
                                           USED IN CONJUNCTION  WITH  SUPPLEMENT
                                           NO.7  DATED   FEBRUARY  4,  1998  AND
                                           PROSPECTUS DATED NOVEMBER 19, 1996
================================================================================
                      SUMMARY OF SUPPLEMENTS TO PROSPECTUS
                (SEE THE SUPPLEMENTS FOR ADDITIONAL INFORMATION):


Supplement No. 7 dated February 2, 1998 (incorporating Supplements No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6):

   (1) Reports on the acquisition by the Company of twelve apartment complexes.
   (2) Reports on the granting to Cornerstone Realty Income Trust, Inc. of a right to acquire up to 9.8% of the Company's outstanding Shares, and on certain other relationships with Cornerstone Realty Income Trust, Inc.
   (3) Reports on the transfer of all of the Company's properties to a limited partnership subsidiary indirectly wholly-owned by the Company (the "Reorganization") and the adoption of certain amendments to the Company's Bylaws related to the Reorganization.
   (4) Reports on the Company obtaining an unsecured line of credit to facilitate property acquisitions.
   (5) Provides certain other updated information concerning the Company and its properties.

     As of December 31, 1997 the Company had closed the sale of 2,084,444 Shares at $9 per Share, and 10,287,373 Shares at $10 per Share, representing aggregate gross proceeds to the Company of $121,633,726, and proceeds net of selling commissions and marketing expenses of $109,846,358. The Company endeavors continually to invest proceeds in the acquisition of additional apartment communities as promptly as practicable after the receipt of such proceeds. As of December 31, 1997, substantially all of the proceeds of the offering available for investment in properties had been so invested.


Supplement No. 8 dated February 13, 1998 reports on the acquisition by the Company of two additional apartment complexes.

     Cornerstone Realty Income Trust, Inc. will receive fees and expense reimbursements in connection with the Company's acquisitions and the management of the properties and the Company. In connection with the property acquisitions described in the Supplement, Apple Realty Group, Inc., an Affiliate of the Advisor, or Cornerstone Realty Income Trust, Inc., as successor-in-interest to Apple Realty Group, Inc., received property acquisition fees totaling $2,057,917.

                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-10635

                                           SUPPLEMENT  NO.8 DATED  FEBRUARY  13,
                                           1998  IS TO BE  USED  IN  CONJUNCTION
                                           WITH  SUPPLEMENT  NO.7 DATED FEBRUARY
                                           4, 1998 AND PROSPECTUS DATED NOVEMBER
                                           19, 1996
================================================================================

                    SUPPLEMENT NO. 8 DATED FEBRUARY 13, 1998

                      TO PROSPECTUS DATED NOVEMBER 19, 1996

                      APPLE RESIDENTIAL INCOME TRUST, INC.

     The following information supplements the Prospectus of Apple Residential Income Trust, Inc. dated November 19, 1996 and Supplement No. 7 dated February 2, 1998, and is part of such Prospectus. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE PROSPECTUS, SUPPLEMENT NO. 7 AND THIS SUPPLEMENT.

     The Prospectus and Supplements thereto contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include, without limitation, statements as to anticipated renovations to Company properties and anticipated improvements in property operations from completed and planned property renovations, and the possible acquisition by Cornerstone Realty Income Trust, Inc. of Shares in the Company or the business or assets of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unanticipated adverse business developments affecting the Company, the properties or Cornerstone Realty Income Trust, Inc., as the case may be, adverse changes in the real estate markets and general and local economic and business conditions. Investors should review the more detailed risks and uncertainties set forth under the caption "Risk Factors" in the Prospectus. Although the Company believes that the assumptions underlying the forward-looking statements contained in the Prospectus and the Supplements are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that the forward-looking statements included in the Prospectus and Supplements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in the Prospectus and the Supplements, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such forward-looking statements or the objectives and plans of the Company will be achieved.


                              PROPERTY ACQUISITIONS

     On February 4, 1998, the Company acquired the Main Park Apartments in Duncanville, outside of Dallas, Texas. On February 13, 1998, the Company acquired the Timberglen Apartments in Dallas, Texas. Additional information on these properties is provided below.


                              MAIN PARK APARTMENTS
                               DUNCANVILLE, TEXAS

     On February 4, 1998, the Company purchased the Main Park Apartments located at 1303 South Main Street in Duncanville (southwest of Dallas), Texas (The "Property").

     The Property comprises 192 apartment units. The purchase price for the Property was $8,000,000. The seller was MGW Apartments Partnership, a Texas limited partnership which is not affiliated with the Company, Apple Residential Advisors, Inc. or their Affiliates. The entire purchase price was paid using proceeds from the sale of Company common shares. Title to the Property was conveyed to the Company by limited warranty deed.

     LOCATION. The Property is located on South Main Street in Duncanville, southwest of Dallas, within the greater Dallas/Fort Worth Consolidated Metropolitan Statistical Area, or as it is called locally, "The Metroplex." For information on The Metroplex, see under "Brookfield Apartments" in Supplement No. 7.

     The immediate area surrounding the Property consists of other multi-family, single-family, commercial and retail development. The Property is located near restaurants, businesses, schools, and churches, and is readily accessible from Interstate 20 and Highway 67. The Property is an approximately 20-minute drive from downtown Dallas.

     DESCRIPTION OF THE PROPERTY. The Property consists of 192 garden-style apartment units in 24 two-story buildings on approximately 10.4 acres of land. The Property was constructed in 1984.

     The Property offers eight different unit types. The unit mix and rents being charged new tenants as of February, 1998 are as follows:


                                                          APPROXIMATE
                                                           INTERIOR        MONTHLY
 QUANTITY                      TYPE                     SQUARE FOOTAGE     RENTAL
----------   ---------------------------------------   ----------------   --------
    49       One bedroom/one bathroom                          757          $579
    11       One bedroom/one bathroom (view)                   757           609
    22       One bedroom/one bathroom w/den                    901           689
     8       One bedroom/one bathroom w/den (view)             901           709
    39       Two bedrooms/two bathrooms                      1,056           749
    15       Two bedrooms/two bathrooms (view)               1,056           769
    38       Two bedrooms/two bathrooms                      1,058           769
    10       Two bedrooms/two bathrooms (view)               1,058           789


     The apartments provide a total of approximately 180,000 square feet of net rentable area.

     The Company believes that the Property has generally been well maintained and is in good condition. The Company has budgeted approximately $144,000 for additional capital improvements to the Property. These improvements will include clubhouse renovations, exterior painting and interior upgrades.

     Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a two-bedroom, two-bathroom apartment unit (1,058 square feet) rented for $608 in 1993, $618 in 1994, $655 in 1995, $683 in 1996 and $702 in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $7.08, $7.20, $7.63, $7.96, and $8.18, respectively.

     The buildings are wood-frame construction with a combination of brick veneer and masonite hardboard siding on reinforced concrete slab foundations. Roofs are sloped fiberglass shingled on plywood.

     The Property has two outdoor swimming pools, a jacuzzi, two laundry facilities and a wooded creek view. There is also a clubhouse which includes a kitchen, entertainment area and leasing office. There is ample paved parking for the tenants.

     All apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen, bath, entry and utility areas. Each apartment unit has a cable television hook-up and an individually controlled heating and air conditioning unit. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. Each apartment unit has a fireplace, washer/dryer connections, miniblinds, exterior storage and a private balcony or patio. All upstairs units have vaulted ceilings. The owner of the Property pays for cold water, gas usage for hot water, sewer service and trash removal. Tenants pay for their own electricity service, which includes cooking, lighting, heating and air conditioning.

     There are at least four apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in the nearby competing properties now averages approximately 94%.

     According to information provided by the seller, physical occupancy at the Property averaged approximately 94% in 1993, 95% in 1994, 96% in 1995, 96% in 1996, and 96% in 1997. As of February 4, 1998, the Property was 95% occupied. The tenants are a mix of white-collar workers, blue-collar workers, students and retired persons.

     The following  table sets forth the 1997 real estate tax information of the
Property:


                                       ASSESSED
           JURISDICTION                 VALUE            RATE              TAX
---------------------------------   -------------   -------------   ----------------
       County of Dallas .........    $6,850,180       $ 2.80107       $ 191,878.34


     The basis of the depreciable residential real property portion of the Property (currently estimated at about $7,458,550) will generally be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Cornerstone Realty Income Trust, Inc., a property acquisition fee equal to 2% of the purchase price of the Property, or $160,000. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.


                             TIMBERGLEN APARTMENTS
                                 DALLAS, TEXAS

     On February 13, 1998, the Company purchased the Timberglen Apartments located at 3773 Timberglen Road in Dallas, Texas (The "Property"). The Property comprises 304 apartment units.

     The purchase price for the Property was $12,000,000. The seller was Timberglen Apartments, Ltd., a Texas limited partnership which is not affiliated with the Company, Apple Residential Advisors, Inc. or their Affiliates. The entire purchase price was paid using proceeds from the sale of Company common shares. Title to the Property was conveyed to the Company by limited warranty deed.

     LOCATION. The Property is located in the north area of Dallas, within the greater Dallas/Fort Worth Consolidated Metropolitan Statistical Area, or as it is called locally, "The Metroplex." For information on The Metroplex, see under "Brookfield Apartments" in Supplement No. 7.

     The immediate area surrounding the Property consists of other multi-family, commercial and retail development. The Property is located near restaurants, businesses, schools, and churches, and is readily accessible from Interstate 35, the North Dallas Tollway, Central Expressway and LBJ Freeway. The Property is an approximately 15-minute drive from downtown Dallas.

     DESCRIPTION OF THE PROPERTY. The Property consists of 304 garden and townhouse style apartment units in 28 two-story and three-story buildings on approximately 10.5 acres of land. The Property was constructed in 1984.

     The Property offers five different unit types. The unit mix and rents being charged new tenants as of February, 1998 are as follows:


                                                         APPROXIMATE
                                                          INTERIOR        MONTHLY
 QUANTITY                     TYPE                     SQUARE FOOTAGE     RENTAL
----------   --------------------------------------   ----------------   --------
    120      One bedroom/one bathroom                         512          $485
     80      One bedroom/one bathroom                         743           570
     32      One bedroom/one bathroom w/den                   841           650
     48      Two bedrooms/two bathrooms                       983           710
     24      Two bedrooms/two bathrooms/studio TH           1,100           810

     The apartments provide a total of approximately 221,000 square feet of net rentable area.

     The Company believes that the Property has generally been well maintained and is in good condition. The Company has budgeted approximately $228,000 for additional capital improvements to the Property. These improvements will include clubhouse renovations, landscaping and interior upgrades.

     Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a one-bedroom, one-bathroom apartment unit (743 square feet) rented for $410 in 1993, $420 in 1994, $440 in 1995, $485 in 1996 and $510 in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $6.97, $7.14, $7.48, $8.25, and $8.67, respectively.

     The buildings are wood-frame construction with a combination of brick veneer, stucco and masonite hardboard siding on reinforced concrete slab foundations. Roofs are sloped fiberglass shingled on plywood.

     The Property has a two-tiered outdoor swimming pool, two laundry facilities and an access gate to the Property. There is also a clubhouse which includes a kitchen, entertainment area and a leasing office. There is ample paved parking for the tenants.

     All apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and baths. Each apartment unit has a cable television hook-up and an individually controlled heating and air conditioning unit. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, dishwasher, microwave and garbage disposal. Each apartment unit (other than the smallest one-bedroom unit) has a fireplace and washer/dryer connections. Sixteen units substitute a dry bar for the fireplace. Each apartment unit (other than the largest two-bedroom unit) has a large patio with exterior storage. All of the upper level units have vaulted ceilings. The owner of the Property pays for cold water, gas usage for hot water, sewer service and trash removal. Tenants pay for their own electricity service, which includes cooking, lighting, heating and air conditioning.

     There are at least 10 apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in the nearby competing properties now averages approximately 95%.

     According to information provided by the seller, physical occupancy at the Property averaged approximately 94% in 1993, 95% in 1994, 97% in 1995, 97% in 1996, and 97% in 1997. As of February 12, 1998, the Property was 97% occupied. The tenants are a mix of white-collar workers, blue-collar workers, students and retired persons.

     The following  table sets forth the 1997 real estate tax information of the
Property:


                                                   ASSESSED
                 JURISDICTION                       VALUE            RATE             TAX
---------------------------------------------   -------------   -------------   ---------------
       City of Dallas .......................    $9,423,870      $  0.65160      $  61,405.94
       County of Denton .....................     9,500,000         0.25590         24,310.50
       Carollton-Farmers Branch ISD .........     9,423,870         1.49610        140,990.52
                                                                                 ------------
                                                                                 $ 226,706.96


     The basis of the depreciable residential real property portion of the Property (currently estimated at about $9,600,176) will generally be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Cornerstone Realty Income Trust, Inc., a property acquisition fee equal to 2% of the purchase price of the Property, or $240,000. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.